

June 19, 2014

Via E-mail
Mr. R. David Anderson
Executive Vice President and Chief Financial Officer
CGI Group Inc.
1350 René-Lévesque Boulevard West
15th Floor
Montréal, Québec
Canada H3G 1T4

> **Re: CGI Group Inc.**
> **Form 40-F for the year ended September 30, 2013**
> **Filed December 23, 2013**
> **File No. 000-29716**

Dear Mr. Anderson:

We have reviewed your supplemental response letter submitted May 14, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the year ended September 30, 2013

25. Investments in subsidiaries, page 48

1.   We note your response to comment two of our letter dated April 30, 2014. Please clearly explain to us how you came to the conclusion that the adjustments to the estimated losses on contracts of $150 million and $142 million made subsequent to the acquisition are considered measurement period adjustments and not adjustments for changes in estimates resulting from changes in facts and circumstances. In your response, please explain in further detail the facts and circumstances that caused the adjustments, when that information was obtained and how you quantified the adjustment amounts.

2. We note your response to comment two of our letter dated April 30, 2014 relating to the expected timing of utilization of accrued liability for estimated losses. Please provide us with a schedule that reconciles the aggregate drawdowns of the accrual ($167 million) to the aggregate of your liability included in the preliminary purchase price allocation and the subsequent adjustments of $150 million and $142 million.

3. We note your response to comment three of our letter dated April 30, 2014. We note that you are not able to provide the gross invoicing and collection amounts. Please clarify to us the source of reliable information you used in quantifying this adjustment.

4. We note your response to comment four of our previous letter. Please elaborate on the statement that you are not able to confirm, with reasonable effort, whether the $250 million of revenue generating activity was all accounted for as work in progress as of August 20, 2012. Clarify to us the source of reliable information you used in quantifying this adjustment. In your response, please explain how you are comfortable that you identified and measured all of the assets acquired and liabilities assumed in the acquisition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Jorge Bonilla, Staff Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief